

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2026

J. Alberto Arias
Chief Executive Officer
Largo Inc.
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario
M5X 1G5
Canada

  Re: Largo Inc.
    Registration Statement on Form F-3
    January 8, 2026
    File No. 333-292609

Dear J. Alberto Arias:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown at 202-551-3905 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation

cc: Lisa Reidy